SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

June 29, 2011

By Edgar

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention:	Mr. H. Christopher Owings
Mr. Ronald E. Alper

Re:	West Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010 (File No. 0-21771)

Dear Ms. Thompson:

On behalf of West Corporation (the “Company”), we are writing in response to the comment letter, dated June 23, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2010 (the “Form 10-K”) and the Company’s earlier response letter dated May 20, 2011.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to each of its Registration Statements on Form S-4, File Nos. 333-174487 and 333-174489 (the “Registration Statements”). The Registration Statements have been revised to reflect the Company’s responses to the comments contained in the Comment Letter, as well as to make corresponding revisions for the other periods presented. Page numbers and other similar references used in the Staff’s comments refer to the Form 10-K; page numbers and other similar references used in the Company’s proposed responses refer to the Registration Statements.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

June 29, 2011

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Years Ended December 31, 2010 and 2009, page 31

Revenues by Business Segment, page 32

1.	We have reviewed your proposed disclosure in response to comment 6 in our letter dated May 13, 2011. While your proposed disclosure provides some additional insight into the drivers behind the increase in revenue attributable to organic growth in the Unified Communications segment, it does not convey the relative impact that each factor had on the increase in revenue. For example, it is unclear whether 90% of the increase in revenue attributable to organic growth related to increased revenues from existing customers or whether 90% of this increase in revenue related to new customers. It is also unclear if the number of new customers is consistent with prior years, and if not, why not. It is also unclear the extent to which revenue from existing customers increased due to the increase in minutes and the extent to which revenue declined from the decline in the rate per minute. Alternatively, you may wish to discuss the percentage by which the number of minutes used increased and the percentage by which the rate per minute decreased. As previously requested, please revise your disclosure to convey the relative impact that each identified factor had on the total increase in revenue, and if practicable, convey this information by quantifying the impact of each factor. We remind you that the objectives of MD&A disclosure include providing your investors with a view of the company through the eyes of management so that investors have the context in which to understand your results of operations and to evaluate the likelihood that past performance is indicative of future performance. Please show us your proposed disclosure.

The Company intends to revise its disclosure relating to the increase in Unified Communication revenues in 2010 in future filings to clarify the relative impact of identified factors and to provide additional detail in response to the Staff’s comment . The Company’s proposed modifications are set forth below. See also page 53 of the Registration Statements. The Company believes the revised disclosures are consistent with how management views and evaluates its results of operations. The Company notes for the Staff that it is difficult for the Company to categorize with its existing systems revenue as having been derived from “new” or “existing” customers in light of the nature of its service offerings and customer relationships. In particular, in its Unified Communications segment, the Company offers several distinct services (i.e., reservationless services, operator-assisted services, web conferencing services, video conferencing services, streaming services, professional services, alerts and notifications services and hosted and managed unified communications services) through its domestic and international subsidiaries to customers operating around the world. The multiplicity of service offerings creates significant classification questions regarding whether the revenue derived from a customer that adds a new service or expands its usage to a new region, either directly or through an affiliated entity, is new or existing customer revenue. In addition, a single customer may temporarily discontinue use of and then return to using the Company’s services during a period. As a result, while the Company can track trends in the addition of customers generally, it is difficult to reliably quantify those factors with the level of precision that would be required for disclosure in the Company’s disclosures to investors.

Securities and Exchange Commission

June 29, 2011

“Unified Communications revenue in 2010 increased $93.7 million, or 8.3%, to $1,220.2 million from $1,126.5 million in 2009. The increase in revenue included $23.3 million from the acquisition of the assets of Stream57 and the SKT Business Communication Solutions division. The remaining $70.4 million increase was attributable primarily to the addition of new customers as well as an increase in usage primarily of our web and audio-based services by our existing customers. Revenue attributable to increased usage and new customer usage was partially offset by a decline in the rates charged to existing customers for those services. The volume of minutes used for our Reservationless Services, which accounts for the majority of our Unified Communications revenue, grew approximately 16% in 2010, while the average rate per minute for Reservationless Services declined by approximately 10%. In addition, Alerts and Notifications Services revenue increased $11.9 million, or 16.7%, due primarily to volume growth as a result of an increase in our customer base. Since we entered the conferencing services business, the average rate per minute that we charge has declined while total minutes sold has increased. This is consistent with industry trends which we expect to continue for the foreseeable future. Our Unified Communications revenue is also experiencing growth at a faster pace internationally than in North America. During 2010, revenue in the Asia Pacific (“APAC”) and Europe, Middle East and Africa (“EMEA”) regions grew to $383.5 million, an increase of 14.3% over 2009, representing $48.0 million, or 68%, of our organic growth in 2010.”

2.	We have reviewed your proposed disclosure in response to comment 7 in our letter dated May 13, 2011. We note that communication services revenue in 2010 decreased by $80.6 million; however, your detailed discussion and analysis quantifying the reasons for the decrease equals a decrease of $98.7 million. Please further revise your disclosure to explain this $18.1 million discrepancy or to otherwise result in quantified explanations that are closer to the $80.6 million total. Please show us your proposed disclosure.

The Company notes for the Staff that the $18.1 million difference relates in part to the $5.5 million reduction in revenue from purchased paper operations, which offset the increase in business to business revenue. The Company respectfully submits that the composition of the remaining $12.6 million of other improvements in the Communication Services business is not sufficiently material to warrant more detailed disclosure. The Company intends to revise its disclosure of the primary drivers to clarify the impact of those factors. The Company’s proposed modifications are set forth below. See also pages 53 and 54 of the Registration Statements.

“Communication Services revenue in 2010 decreased $80.6 million, or 6.4%, to $1,173.9 million from $1,254.5 million in 2009. The decrease in revenue in 2010 is primarily the result of decreased revenue from our agent-based services, including a $64.5 million reduction in our consumer-based agent services, a $35.2 million reduction in our direct response agent services

Securities and Exchange Commission

June 29, 2011

and a $5.5 million reduction in revenue from purchased paper operations resulting from our decision in 2009 to discontinue portfolio receivable purchases. The decrease in our consumer-based agent services was a result of reduced call volume associated with weak economic conditions and a movement of call volume from domestic to foreign locations, having lower rates, a trend that we expect to continue for the foreseeable future, and the decrease in direct response agent services, consistent with the trend over the past few years, which we expect to continue for the foreseeable future, but at a lower rate. Our Communication Services revenues were further reduced in 2010 by $12.4 million as a result of the sale of our Public Safety CAD business in December of 2009. Partially offsetting these revenue reductions in our consumer based customer service revenue and our traditional direct response business was an $18.9 million net increase in our business-to-business services ($24.4 million net of the $5.5 million reduction in revenue from purchased paper operations described above ), which resulted from an increase in our customer base as well as volume growth from existing customers, as well as $12.6 million of other improvements in the Communication Services business.”

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan